
15007889

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 2 6 2015
WASH, D.C.
189
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OMNICOM GROUP RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OMNICOM GROUP INC.

437 Madison Avenue
New York, NY 10022

OMNICOM GROUP RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:	
PKF O'Connor Davies	3
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	5
Notes to Financial Statements	6
SUPPLEMENTAL SCHEDULES:	
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014	15
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2014	17
SIGNATURE	18
EXHIBIT 23:	
Consent of Independent Registered Public Accounting Firm	19

PKF
O'CONNOR
DAVIES

PKF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Omnicom Group Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Omnicom Group Retirement Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of 1) Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014 and 2) Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF O'Connor Davies

Harrison, New York
June 25, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Suite 301, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.odpkf.com

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2014	2013
Assets:		
Investments, at fair value	$ 2,436,644,461	$ 2,366,888,700
Receivables:		
Employer contributions	39,056,435	36,800,000
Employee contributions	—	1,879
Notes receivable from participants	24,652,272	24,320,421
Accrued interest and dividends	1,073,433	881,152
Due from broker for investments sold	91,950	28,705
Other	200,000	200,000
	65,074,090	62,232,157
Total Assets	2,501,718,551	2,429,120,857
Liabilities:		
Accrued expenses and other	1,017,665	926,660
Due to broker for investments purchased	148,196	108,470
Total Liabilities	1,165,861	1,035,130
Net assets reflecting investments at fair value	2,500,552,690	2,428,085,727
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(4,087,456)	(4,200,347)
Net Assets Available for Benefits	**$ 2,496,465,234**	**$ 2,423,885,380**

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,	
	2014	2013
Additions:		
Interest and dividend income	$ 138,873,490	$ 92,921,739
Contributions:		
Employer	39,147,528	36,785,361
Employee	119,601,580	117,529,544
Rollover	13,372,171	12,393,136
	172,121,279	166,708,041
Other receipts	—	155,791
Total Additions	310,994,769	259,785,571
Deductions:		
Benefit payments	238,686,586	196,136,885
Administrative expenses	120,817	101,626
Total Deductions	238,807,403	196,238,511
Net appreciation (depreciation) in fair value of investments	(8,645,293)	378,442,274
Net increase in net assets before transfers	63,542,073	441,989,334
Assets transferred into Plan	9,037,781	8,322,089
Net increase in net assets	**72,579,854**	**450,311,423**
Net assets available for benefits, beginning of year	**2,423,885,380**	**1,973,573,957**
Net assets available for benefits, end of year	**$ 2,496,465,234**	**$ 2,423,885,380**

See accompanying notes to financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Omnicom Group Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description (the "SPD") or the Plan document for a more complete description of the Plan's provisions. In the event of any conflict between the SPD and the Plan document, the Plan document will control.

General

The Plan is a defined contribution retirement plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and to the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), as it pertains to plans intended to qualify under Section 401(a) of the Code. The Plan covers all eligible employees of participating companies of Omnicom Group Inc. (the "Company") and the Company is the sponsor of the Plan. The Administrative Committee (the "Committee"), comprised of persons appointed by the Company's Board of Directors, or its delegate, administers the Plan and is responsible for resolving all questions that may arise under the Plan. The Plan's assets are held in trust with Fidelity Management Trust Company (the "Trustee") and an affiliate of the Trustee performs the recordkeeping services for the Plan.

Assets Transferred into Plan

In 2014, three separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $9,037,781 were transferred into the Plan. In 2013, six separate retirement plans sponsored by subsidiaries of the Company were merged into the Plan and assets of $8,322,089 were transferred into the Plan. Additional subsidiaries may merge their plan assets into the Plan in the future.

Eligibility and Plan Entry Dates

For the 401(k) and matching contribution features of the Plan, eligible employees of participating companies can enroll in the Plan as soon as administratively practicable following employment. For the profit sharing feature of the Plan, eligible employees of participating companies are generally eligible twelve months after their date of hire and are enrolled in the Plan on the first day of the following calendar quarter. Certain participating companies have adopted the Plan for salaried employees only.

Contributions

Eligible employees of participating companies may contribute from 1% to 70% of their eligible compensation, up to the annual dollar limit under the Code, as pre-tax contributions to the Plan. The Plan accepts rollover contributions from other employers' qualified plans and from eligible Individual Retirement Accounts.

Each participating company may make discretionary matching contributions and discretionary profit sharing contributions ("Employer Contributions") to the Plan each year on behalf of its eligible employees. Participants are generally eligible to receive Employer Contributions, if any, if they are active employees on the last day of the Plan year and are credited with at least 1,000 hours of service during the Plan year. Employer Contributions, if any, are deposited and allocated to the accounts of eligible participants after each Plan year-end.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of Employer Contributions, if any, and a share of investment income, consisting of interest, dividends, and the net realized and unrealized investment gains and losses, less administrative expenses, for the funds in which that account is invested.

Participants may elect to have their account balances invested into one or more of the investment options that are available through the Plan. The benefit to which a participant is entitled is the participant's vested account balance.

The portion of the Plan that allows participants to elect to invest in Omnicom Group Inc. common stock ("Company Stock") has been designated as an Employee Stock Ownership Plan ("ESOP"). Participants may elect to receive any dividends paid on their vested shares held in the ESOP as a cash payment instead of being reinvested in the Plan.

Forfeitures

Forfeitures of terminated participants' non-vested account balances may be allocated as Employer Contributions and also may be used to pay Plan expenses. At December 31, 2014 and 2013, unallocated forfeitures totaled $3,019,962 and $2,706,681, respectively. In 2014, the Company applied forfeitures of $2,706,681 to the Employer Contributions attributable to the 2013 plan year. At December 31, 2014, the Company applied forfeitures of $3,019,962 to reduce the 2014 Employer Contributions receivable balance.

Vesting

Participants vest in any employer profit sharing contributions according to the following schedule:

0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

Participants vest in any employer matching contributions according to one of the following schedules, as adopted by each participating company:

(i) 0% for less than 2 years,
40% for 2 years but less than 3 years,
100% for 3 years or more; or,

(ii) 0% for less than 2 years,
20% for 2 years but less than 3 years,
50% for 3 years but less than 4 years,
70% for 4 years but less than 5 years,
100% for 5 years or more.

In addition, the Plan maintains certain more favorable vesting schedules, which were grandfathered for eligible participants when the retirement plans separately sponsored by subsidiaries of the Company were merged into the Plan.

Payment of Benefits

Upon termination of employment, retirement, disability or death, participants (or their beneficiaries) may elect to receive the vested portion of their account in the form of a direct rollover, a lump-sum distribution, partial lump-sum distributions, or annual installment payments for up to 20 years. Terminated participants may defer payment of their account until they are required to receive a distribution in accordance with Internal Revenue Service ("IRS") Regulations. The Plan provides that accounts of terminated participants are distributed if their vested balance is $1,000 or less.

The Plan also allows hardships withdrawals, if certain conditions are met, and has an in-service withdrawal provision for employees who are age 59 ½ or older.

Notes Receivable from Participants

Generally, participants who are active employees may borrow from their accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate in effect at the time the loan was initiated. Interest rates for outstanding loans at December 31, 2014 range from 3% to 9.54%. Principal and interest are generally repaid through payroll deductions. General purpose loans must be repaid within five years and loans granted for principal residences must be repaid within 15 years.

Loans granted for principal residences that were transferred from merged plans may have longer maturity dates.

Administrative Expenses

Loan set-up fees, short-term trading fees, overnight mailing fees, and certain other fees are paid by the participant. Certain costs and expenses of administrating the Plan ("Permitted Expenses") are paid by the Plan and other Permitted Expenses are paid by the Company.

The Trustee currently makes payments to the Plan that the Committee may use to pay Permitted Expenses or for other permitted Plan purposes. In 2014 and 2013, the Committee applied a portion of the Trustee payments to reduce certain Plan administrative expenses in the amount of $553,049 and $798,340, respectively. At December 31, 2014 and 2013, $1,017,665 and $926,660, respectively, of the Trustee payments may be applied to reduce future Permitted Expenses or for other permitted Plan purposes. Pending the use for Permitted Expenses or other permitted Plan purposes, the funds are invested in the Fidelity Retirement Money Market Fund.

Changes to Investment Options

The Committee periodically reviews the investment options available in the Plan. In 2014, the share classes for the Fidelity Spartan 500 Index Fund, the Morgan Stanley Small Company Growth Fund and the Neuberger Berman Socially Responsive Fund were changed and in 2013, the share class for the Dreyfus Midcap Value Fund was changed. The new share classes have investment strategies and risks that are similar in nature to those of the former share classes and have lower expense ratios. In 2014, the Plan replaced the Eaton Vance Large-Cap Value Fund with the T. Rowe Price Institutional Large Cap Value Fund.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, additions to and deductions from net assets, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Investments

The Plan's investments, including its investment in a common/collective trust, are stated at fair value. The Fidelity Managed Income Portfolio II ("MIP II") is a common/collective trust, which holds fully benefit-responsive investment contracts (see Note 3). Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of MIP II, as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Shares of registered investment companies (mutual funds) are valued at quoted market prices. Company Stock is valued at the closing price on The New York Stock Exchange.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation (depreciation) in the fair value of investments consists of the net realized and unrealized investment gains and losses.

Notes Receivable from Participants

Notes receivable from participants are measured at the unpaid principal balance, plus any accrued interest. As provided for in the Plan, delinquent notes receivable are classified as benefit payments and are reflected in the statements of changes in net assets available for benefits.

Fair Value Measurement

The Plan applies the fair value measurement guidance for its financial assets and liabilities that are required to be measured at fair value on a recurring basis. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 - Quoted prices in active markets for identical instruments

Level 2 - Significant other observable inputs

Level 3 - Significant unobservable inputs

Benefit Payments

Benefits are recorded when paid.

Risk and Uncertainties

The Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, foreign currency risk, economic changes, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

New Accounting Standard

In May 2015, the FASB issued Accounting Standards Update 2015-07, *Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),* ("ASU 2015-07"), which removes the requirement to include in the fair value hierarchy all investments for which fair value is measured using the net asset value per share expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented and early application is permitted. The Committee is currently evaluating the impact of this guidance and does not expect the application of ASU 2015-07 to have a significant impact on the Plan's financial statements.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year presentation. These reclassifications had no effect on Net Assets Available for Benefits at December 31, 2013.

3. Investment in the Fidelity Managed Income Portfolio II ("MIP II")

The underlying assets of MIP II are a pool of fixed income securities that include U.S. Government and government agency obligations, publicly traded investment grade corporate debt, U.S. Government agency mortgage securities, asset-backed securities and other debt securities. The securities are "wrapped" by synthetic investment contracts that provide liquidity for participant withdrawals. The issuers of the wrap contracts guarantee a minimum rate of return and provide full benefit responsiveness. Wrap contracts are purchased from issuers rated in the top three long-term rating categories (A- or the equivalent and above). At December 31, 2014 and 2013, there were no reserves against the wrap contracts carrying value due to the credit risk of the issuers.

The fair value of MIP II is determined by the Trustee based on the market value of the underlying securities. The contract value of MIP II is determined by the Trustee and is equal to the sum of all of the benefits owed to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in MIP II at contract value.

The interest crediting rates at December 31, 2014 and 2013 were 1.49% and 1.28%, respectively. For the years ended December 31, 2014 and 2013, the average yield of MIP II was 1.41% and 1.33%, respectively. There is no relationship between future crediting rates and the adjustment from fair value to contract value reported in the statements of net assets available for benefits.

4. Investments

The fair value of investments at December 31, 2014 and 2013 was:

	2014		2013	
Omnicom Group Inc. Common Stock	$ 164,634,406	*	$ 162,523,288	*
Fidelity Managed Income Portfolio II	283,999,118	*	298,396,470	*
Fidelity Contrafund - Class K	270,255,410	*	261,367,445	*
Spartan 500 Index Fund - Advantage Institutional Class	263,807,169	*	—	
Spartan 500 Index - Institutional Class	—		237,217,419	*
Fidelity Diversified International Fund - Class K	163,526,574	*	177,721,643	*
Dreyfus Midcap Value Fund - Class I	158,051,132	*	152,337,792	*
PIMCO Total Return Fund - Institutional Class	155,006,451	*	163,148,512	*
T. Rowe Price Institutional Large Cap Value Fund	138,078,736	*	—	
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	116,624,837		—	
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	—		145,605,031	*
Eaton Vance Large Cap Value Fund - Class I	—		122,513,759	*
T. Rowe Price Institutional Large Cap Core Growth Fund	100,571,082		93,415,358	
Fidelity Low-Priced Stock Fund - Class K	66,125,038		63,815,705	
RS Partners Fund - Class Y	24,426,432		28,284,886	
Neuberger Berman Socially Responsive Fund - Class R6	14,016,277		—	
Neuberger Berman Socially Responsive Fund - Institutional Class	—		13,185,021	
Fidelity Freedom K Income Fund	11,417,505		5,352,511	
Fidelity Freedom K 2000 Fund	—		4,098,783	
Fidelity Freedom K 2005 Fund	2,769,029		2,022,239	
Fidelity Freedom K 2010 Fund	8,530,606		9,735,609	
Fidelity Freedom K 2015 Fund	15,324,911		16,532,755	
Fidelity Freedom K 2020 Fund	43,050,182		39,969,099	
Fidelity Freedom K 2025 Fund	52,424,117		46,231,005	
Fidelity Freedom K 2030 Fund	71,172,588		65,232,173	
Fidelity Freedom K 2035 Fund	84,126,729		74,701,009	
Fidelity Freedom K 2040 Fund	97,415,542		82,944,404	
Fidelity Freedom K 2045 Fund	67,076,413		53,967,976	
Fidelity Freedom K 2050 Fund	56,136,071		42,754,247	
Fidelity Freedom K 2055 Fund	7,258,555		3,086,165	
Fidelity Retirement Money Market Fund	817,860		726,731	
Cash equivalents	1,691		1,665	
	$2,436,644,461		**$2,366,888,700**	

* Represents 5% or more of the Plan's net assets available for benefits.

The appreciation (depreciation) in the fair value of investments, consisting of the net realized and unrealized investment gains and losses, for the years ended December 31, 2014 and 2013, was:

	2014	2013
Omnicom Group Inc. Common Stock	$ 6,581,191	$ 55,165,087
Fidelity Contrafund - Class K	5,307,542	48,548,373
Spartan 500 Index Fund - Advantage Institutional Class	22,423,444	—
Spartan 500 Index - Institutional Class	4,088,502	53,284,190
Fidelity Diversified International Fund - Class K	(11,594,412)	33,030,765
Dreyfus Midcap Value Fund - Class I	(2,328,016)	13,778,968
Dreyfus Midcap Value Fund - Class A	—	14,979,056
PIMCO Total Return Fund - Institutional Class	(242,070)	(8,863,533)
T. Rowe Price Institutional Large Cap Value Fund	9,582,245	—
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	(29,387,760)	—
Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio	1,890,863	41,107,572
Eaton Vance Large Cap Value Fund - Class I	2,537,083	22,240,456
T. Rowe Price Institutional Large Cap Core Growth Fund	7,139,106	27,556,883
Fidelity Low-Priced Stock Fund - Class K	1,010,727	11,958,884
RS Partners Fund - Class Y	(5,609,296)	4,680,538
Neuberger Berman Socially Responsive Fund - Class R6	(26,969)	—
Neuberger Berman Socially Responsive Fund - Institutional Class	(37,997)	2,589,930
Fidelity Freedom K Income Fund	(117,662)	129,854
Fidelity Freedom K 2000 Fund	(62,524)	135,643
Fidelity Freedom K 2005 Fund	(68,754)	126,815
Fidelity Freedom K 2010 Fund	(528,628)	751,808
Fidelity Freedom K 2015 Fund	(649,445)	1,558,785
Fidelity Freedom K 2020 Fund	(1,694,075)	3,883,934
Fidelity Freedom K 2025 Fund	(1,933,637)	5,755,427
Fidelity Freedom K 2030 Fund	(2,812,639)	8,479,629
Fidelity Freedom K 2035 Fund	(3,451,298)	11,114,816
Fidelity Freedom K 2040 Fund	(4,228,644)	12,262,121
Fidelity Freedom K 2045 Fund	(2,447,765)	7,917,140
Fidelity Freedom K 2050 Fund	(1,899,581)	5,996,724
Fidelity Freedom K 2055 Fund	(84,824)	272,409
	$ (8,645,293)	**$ 378,442,274**

5. Fair Value

Investments measured at fair value on a recurring basis at December 31, 2014 and 2013 were:

	2014			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,691	$ —	$ —	$ 1,691
Mutual Funds:				
Equity	1,315,482,687	—	—	1,315,482,687
Target Date	516,702,248	—	—	516,702,248
Fixed Income	155,006,451	—	—	155,006,451
Money Market	817,860	—	—	817,860
	1,988,009,246	—	—	1,988,009,246
Common/Collective Trust	—	283,999,118	—	283,999,118
Company Stock	164,634,406	—	—	164,634,406
	$2,152,645,343	$ 283,999,118	$ —	$2,436,644,461

	2013			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 1,665	$ —	$ —	$ 1,665
Mutual Funds:				
Equity	1,295,464,059	—	—	1,295,464,059
Target Date	446,627,975	—	—	446,627,975
Fixed Income	163,148,512	—	—	163,148,512
Money Market	726,731	—	—	726,731
	1,905,967,277	—	—	1,905,967,277
Common/Collective Trust	—	298,396,470	—	298,396,470
Company Stock	162,523,288	—	—	162,523,288
	$2,068,492,230	$ 298,396,470	$ —	$2,366,888,700

6. Party-In-Interest Transactions

Certain investments are managed by the Trustee of the Plan, and certain of its affiliates, and, therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment related services are included in net appreciation (depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

One of the investment funds invests exclusively in Company Stock. At December 31, 2014 and 2013, the Plan owned 2,125,137 and 2,185,334 shares of Company Stock, respectively, with corresponding year-end fair values of $164,634,406 and $162,523,288, respectively.

Additionally, participants who are active employees may borrow from their accounts and such loans qualify as party-in-interest transactions. These loans are recorded as notes receivable from participants in the statements of net assets available for benefits.

7. Plan Amendment or Termination

The Company or its delegate has the right to amend the Plan at any time. In addition, although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination or the complete discontinuance of contributions by the Company under the Plan, the participants' accounts will become fully vested in accordance with the terms of the Plan.

8. Tax Status

The Plan is a retirement plan that is designed to satisfy the qualification requirements under Section 401(a) of the Code, and therefore is not subject to tax under present income tax regulations. The IRS has determined and informed the Company by letter dated November 12, 2014, that the terms of the Plan and related trust comply with applicable sections of the Code. Since receipt of the determination letter, the Plan has been amended and the Committee believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the Code. In December 2014, the Plan was notified that the Department of Labor will conduct a routine examination for the plan years 2011 through 2014.

The Plan is subject to routine examination by various taxing jurisdictions. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Plan's financial statements.

9. Delinquent Participant Contributions

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within a timely manner. The participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $6,810 in 2014, which related to 2013, and $91,293 in 2013, which related to 2013 and 2012. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these applicable earnings to the Plan. A portion of the 2013 amount is included in employee contributions receivable at December 31, 2013.

10. Subsequent Events

The Committee evaluated events subsequent to the date of the statement of net assets available for benefits and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
EIN: 13-1514814
Plan No. 004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Omnicom Group Inc. Common Stock	2,125,137 shares. Employer security. Common stock. $.15 par value.	a	$ 164,634,406
*	Fidelity Managed Income Portfolio II	283,999,118 shares. Common/Collective Trust which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	283,999,118
*	Fidelity Contrafund - Class K	2,760,525 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	270,255,410
*	Spartan 500 Index Fund - Advantage Institutional Class	3,621,237 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	263,807,169
*	Fidelity Diversified International Fund - Class K	4,755,062 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	163,526,574
	Dreyfus Midcap Value Fund - Class I	4,029,861 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	158,051,132
	PIMCO Total Return Fund - Institutional Class	14,540,943 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	155,006,451
	T. Rowe Price Institutional Large Cap Value Fund	6,702,851 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	138,078,736
	Morgan Stanley Institutional Fund Inc. Small Company Growth Portfolio - Class IS	7,059,615 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	116,624,837
	T. Rowe Price Institutional Large Cap Core Growth Fund	4,045,498 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	100,571,082
*	Fidelity Low-Priced Stock Fund - Class K	1,317,232 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	66,125,038
	RS Partners Fund - Class Y	764,521 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	24,426,432
	Neuberger Berman Socially Responsive Fund - Class R6	405,212 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	14,016,277
*	Fidelity Freedom K Income Fund	964,316 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	11,417,505
*	Fidelity Freedom K 2005 Fund	213,495 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	2,769,029
*	Fidelity Freedom K 2010 Fund	646,258 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	8,530,606

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Fidelity Freedom K 2015 Fund	1,126,832 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	15,324,911
*	Fidelity Freedom K 2020 Fund	3,023,187 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	43,050,182
*	Fidelity Freedom K 2025 Fund	3,527,868 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	52,424,117
*	Fidelity Freedom K 2030 Fund	4,691,667 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	71,172,588
*	Fidelity Freedom K 2035 Fund	5,389,284 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	84,126,729
*	Fidelity Freedom K 2040 Fund	6,224,635 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	97,415,542
*	Fidelity Freedom K 2045 Fund	4,176,614 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	67,076,413
*	Fidelity Freedom K 2050 Fund	3,471,618 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	56,136,071
*	Fidelity Freedom K 2055 Fund	609,963 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	7,258,555
*	Fidelity Retirement Money Market Fund	817,860 shares. Mutual fund which is a registered investment company. There is no maturity date, rate of interest, collateral, maturity value or par.	a	817,860
*	Cash equivalents	Interest-bearing cash. There is no maturity date, rate of interest or collateral.	a	1,691
*	Notes receivable from participants	Loans to participants with maturities through May 2042, interest rates ranging from 3% to 9.54%, collateralized by participants' vested account balances.	—	24,652,272
				$2,461,296,733

* - Represents a party-in-interest as defined by ERISA.

a - The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

OMNICOM GROUP RETIREMENT SAVINGS PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2014
EIN: 13-1514814
Plan No. 004

	Total that Constitutes Non-Exempt Prohibited Transactions			
Participant Contributions and Loan Repayments Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP (Voluntary Fiduciary Correction Program)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE (Prohibited Transaction Exemption) 2002-51
$6,810	N/A	$6,810	N/A	N/A

Certain participating companies failed to remit certain employee contributions and loan repayments to the Plan within a timely manner. The participating companies subsequently remitted these contributions and loan repayments to the Plan. These amounts totaled $6,810 in 2014, which related to employee contributions and loan repayments for 2013. The Trustee computed the applicable earnings to the participants and the participating companies subsequently remitted these applicable earnings to the Plan.

See report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNICOM GROUP RETIREMENT SAVINGS PLAN

Dated: June 25, 2015



Leslie Chiocco
Member of Administrative Committee

PKF
O'CONNOR
DAVIES

PKF

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Omnicom Group Retirement Savings Plan
New York, New York

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74591) of Omnicom Group Inc. of our report dated June 25, 2015 relating to the financial statements and supplemental schedules of the Omnicom Group Retirement Savings Plan, which appears in this Annual Report (Form 11-K).

PKF O'Connor Davies

Harrison, New York
June 25, 2015

PKF O'CONNOR DAVIES, a division of O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Suite 301, Harrison, NY 10528 | Tel: 914.381.8900 | Fax: 914.381.8910 | www.odpkf.com